(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2009

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Fronteer Development Group Inc. (the “Company” or “Fronteer”) as at March 31, 2009, and the related notes thereto (collectively the “Financial Statements”. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is dated as of May 12, 2009. Further information on the Company can be obtained from the Company's Annual Information Form ("AIF") for the year ended December 31, 2008, available on SEDAR at www.sedar.com.

OVERVIEW

Fronteer is a gold-focused exploration and development company with a pipeline of robust development projects and a healthy treasury to fund their advancement toward potential production. To realize its vision of becoming a mid-tier producer in the gold sector, Fronteer is committed to advancing the Company’s projects toward production, and acquiring a producing or near-term producing gold asset to round out its pipeline.

There are three key gold projects in Nevada that form the foundation for Fronteer’s future production platform. They are Long Canyon, a discovery potentially defining a new gold trend in the Eastern Great Basin; Northumberland, a large Carlin-type gold deposit with a significant resource base already defined; and, Sandman, a property in which Newmont USA Ltd. (“Newmont”) has the option of advancing to a production decision within the next few years. In addition, Fronteer has built and retained a 40% interest in an emerging mineral district in northwestern Turkey that includes two gold deposits and a third copper-gold porphyry deposit.

Fronteer also owns 100% of Aurora Energy Resources Inc. (“Aurora”), a company focused on advancing a large, high quality uranium project in Labrador, Canada. Aurora was listed on the Toronto Stock Exchange (“TSX”) under the symbol AXU and its acquisition by Fronteer was completed on April 21, 2009.

Notwithstanding the current economic climate, the Company remains well financed and continues to actively explore and advance its projects.

The Company’s shares are listed on the TSX and the NYSE Amex under the symbol FRG.

Significant events for the three months ended March 31, 2009 and through the date of this report are:

1.

On March 2, 2009, the Company completed the acquisition of an additional 49.9% of Aurora, giving the Company control of Aurora. On April 21, 2009, Fronteer completed a second step transaction which allowed it to acquire the remaining outstanding shares of Aurora, giving it 100% ownership. Aurora was then officially delisted from the TSX. The Company currently operates Aurora as a wholly owned subsidiary.

2.

As of May 1, 2009, Mr. Troy Fierro joined Fronteer as Chief Operating Officer, a newly created executive position strengthening the Company’s operational and mine-development expertise and focus. Mr. Fierro has more than 25 years of experience in mine development, including engineering and design, mine construction, project start-up and operations management. Mr. Fierro is a proven operator and his appointment will help accelerate Fronteer’s transitions towards gold production.

3.

A first National Instrument 43-101 (“NI43-101”) compliant resource calculation was completed on the Long Canyon property. At a 0.3 g/t cut-off, the resource comprises 363,000 ounces at an average grade of 2.35 g/t gold (4,808,000 tonnes) (indicated), along with 459,000 ounces at an average grade of 1.63 g/t gold (8,780,000 tonnes) (inferred)[1] . A 2009 US$14,100,000 exploration program has commenced and will be shared 51% / 49% between the Company and its minority joint venture partner AuEx Ventures Inc. (“AuEx”), respectively.

4.

On May 4, 2009, Fronteer announced the completion of a comprehensive metallurgical review of the Northumberland gold deposit and the commencement of Phase 1 metallurgical testing. The review, commissioned as part of Fronteer’s overall development strategy for the project, has identified proven processing methods for the various mineralization types, which will be systematically evaluated as part of Northumberland’s multi-phase metallurgical program.

5.

Newmont recently provided the results of the first 12 holes from an ongoing 2009 US$5M work-program at Sandman. The drill results confirm the high-grade nature of the gold mineralization, and the potential for a large tonnage of lower-grade material.

6.	The Company and Teck Cominco Ltd.’s Turkish subsidiary (“TCAM”) initiated a sale process for the Agi Dagi and Kirazli properties in northwestern Turkey.

RESULTS OF OPERATIONS

MARCH 31, 2009 VS MARCH 31, 2008

The Company’s net loss for the three months ended March 31, 2009 was $5,451,597 or $0.06 per share, compared to a net loss of $6,223,412 or $0.07 for three months ended March 31, 2008. Contributing to the year-over-year differences was the recognition of increased operating expenses such as wages and benefits professional fees, office and general, investor relations and promotion and amortization and a decrease in interest income. Offsetting the above was a decrease in stock-based compensation, write-downs of exploration properties and deferred exploration expenditures and foreign exchange loss. The Company also recorded an increase in the equity in loss of Aurora period over period and began to consolidate 100% of Aurora's results from March 3, 2009, resulting in an additional $268,900 loss being recognized in the quarter over and above what the Company would have realized on its original 42.2% interest. The Company recognized a gain on the sale of a long term investment in three months ended March 31, 2008. No similar gain was recorded for the three months ended March 31, 2009.

Wages and benefits costs increased to $1,228,261 for the three months ended March 31, 2009, from $665,634 in the same period in the prior year due to an increase in the overall number of employees, including Aurora's employees and a general increase in administrative salaries. Exploration staff salaries for work performed on a specific project are charged to exploration properties and deferred exploration expenditures when incurred.

Professional fees, which include legal, audit and accounting costs increased to $581,899 for the three months ended March 31, 2009 from $377,114 for the three months ended March 31, 2008, primarily due to fees paid to consultants to assist the Company with new accounting requirements and also the costs of an ongoing internal review of the Company’s stock option granting practices. Transaction costs related to the acquisition of Aurora totaled $2,138,598, and have been capitalized as part of the Company’s investment in Aurora.

Office and general expenses for the three months ended March 31, 2009 were $510,317, as compared to $269,908 for the same period in the prior year. The increase in office costs is primarily attributable to increases in insurance costs and additional administrative costs associated with the acquisition of Aurora.

Investor relations, promotion and advertising expenses increased to $321,431 for the three months ended March 31, 2009, as compared to $145,350 for the three months ended March 31, 2008. The increase was primarily attributable to the acquisition of Aurora’s operations and increased costs for travel and related trade shows.

[1] See assumptions used and further details as to how the resource was calculated in “Significant Exploration Projects – Nevada, USA - Long Canyon Property”, below.

Interest and other income decreased to $793,839 for the three months ended March 31, 2009, compared to $936,803 for the same period in the prior year. Although the cash balance at March 31, 2009 increased considerably over the same period in 2008 as a result of the Aurora acquisition, the daily average cash balance attributable to Fronteer before the acquisition was lower than the prior year. In addition, interest rates were lower in 2009, as compared to 2008.

Stock-based compensation expense for the three months ended March 31, 2009 decreased to $2,429,643 from $4,063,294 for the three months ended March 31, 2008 as a result of fewer stock options vesting during the first quarter of 2009. Stock-based compensation expense is comprised of the fair value of stock options granted, to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.

No projects were written down for the three months ended March 31, 2009. For the three months ended March 31, 2008, due to unsatisfactory exploration results, the Company decided to discontinue any exploration work on its Samli property and wrote-off all deferred exploration costs for this project.

The Company also realized the Equity in loss of Aurora for the period January 1, 2009 through March 2, 2009, which totaled $903,645. This increased considerably from the $405,547 amount realized in the first quarter of 2008, as Aurora incurred significant professional fees analyzing the Company's Takeover Bid in 2009. Commencing March 3, 2009, the Company consolidated 100% of the loss of Aurora.

Due primarily to a stronger US dollar as compared to December 31, 2008, the Company realized an approximate $1,251,957 foreign exchange loss, primarily on the translation of a US dollar future income tax liability.

Total assets at March 31, 2009, increased to $512,796,058 from $403,519,304 at December 31, 2008, primarily as a result of the acquisition of Aurora and consolidation of Aurora's assets and liabilities at March 31, 2009. Offsetting the Aurora acquisition was cash used in operating activities of $5,763,818. For the three months ended March 31, 2009, the company realized cash inflows from the exercise of options of $44,200, offset by cash exploration expenditures of $2,303,855.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

ACQUISITION OF AURORA

On March 2, 2009, Fronteer acquired control of 92.1% of the issued and outstanding shares of Aurora by issuing 30,134,229 common shares at a price of $2.90. As a result of its significant shareholding in Aurora, Fronteer began to consolidate 100% of the financial results of Aurora. Fronteer also announced its intention to complete a second step transaction that would result in the Company acquiring the remaining issued and outstanding shares of Aurora. This second step was completed on April 21, 2009 when Fronteer issued a further 4,806,661 shares for the remaining 7.9% of Aurora. The transaction has been accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of the acquisition.

Based upon the March 2, 2009, balance sheet of Aurora, the preliminary allocation of the purchase price, summarized in the table below, is subject to change2.

[2] The preliminary purchase price allocation is subject to change and is based upon management's current best estimate of the value of the assets and liabilities of Aurora. This estimate may be refined over the coming months.

Purchase price:
30,134,229 common shares of Fronteer	$87,389,259
Additional 4,806,661 shares to be issued	13,939,317
Options exercisable into shares of Fronteer	3,022,615
Acquisition costs	2,138,598
$106,489,789
Existing book value of equity investment in Aurora	74,041,932
$180,531,721

The purchase price and existing book value of equity investment in Aurora were allocated as follows:

Net assets acquired:
Current assets	$98,503,441
Other assets	1,800,273
Exploration properties and deferred exploration expenditures	92,510,513
Other liabilities	(3,378,318)
Future income tax liability	(8,904,188)
$180,531,721

SIGNIFICANT EXPLORATION PROJECTS

Deferred exploration and acquisition expenditures, net of recoveries for the three months ended March 31, 2009 and 2008 totalled $1,307,175 and $2,830,107 in the USA, $17,414 and $122,720 in Turkey, and nil and $75,085 in the Yukon, Canada, respectively. Deferred exploration and acquisition expenditures related to the Company’s projects in Labrador, Canada from March 3, 2009 to March 31, 2009 totaled $735,080.

For 2009, the Company has a global budget of approximately $26,500,000 including an exploration and development budget for all projects (net of joint venture contributions) of approximately $17,754,000 and including general and administrative expenses. These amounts include Aurora's forecasted expenditures from May through December 2009. Added to these amounts will be the Company's 51% share of the US$4,262,000 purchase of water rights and associated surface rights for the Long Canyon Project, as further discussed under "SIGNIFICANT EXPLORATION PROJECTS - Nevada USA - , Long Canyon Project", below.

The Company experienced significant success at Long Canyon in 2008, and this project will be a major focus in 2009. Other projects in Nevada will continue to be advanced either through option /joint venture deals (Sandman) or directly by the Company. Due to the size of the land package acquired as part of the NewWest transaction, the Company has yet to conduct thorough exploration on all properties and has ongoing plans to further evaluate the properties either directly or through joint ventures. The Company periodically assesses the carrying value of its exploration projects and future plans for the properties and makes adjustments to carrying values as required. See further discussion on the current global economic situation and its potential impact under “Liquidity” below.

NEVADA, USA

Northumberland Property

The Northumberland Property, owned 100% by the Company, is located in northern Nye County in central Nevada, approximately 250 miles east-southeast of Reno, Nevada.

Plans for 2009 at Northumberland are focused primarily on a comprehensive metallurgical program, carried out in conjunction with a broader advancement program, which includes identifying preferred mine development options. In addition, the program will include regional target generation, and minor reclamation of past mining activity including pond relining and heap pad re-contouring. The budget for the 2009 program is approximately US$3,360,000.

During the first quarter of 2009, the Company spent a total of $631,237 at Northumberland.

On May 4, 2009, Fronteer announced completion of a comprehensive metallurgical review of the Northumberland gold deposit and the commencement of Phase 1 metallurgical testing. The review identified proven processing methods for the various mineralization types, which will be systematically evaluated. Fronteer commissioned Gary Simmons, of GL Simmons Consulting LLC and former Newmont Senior Technical Director - Metallurgy & Technology to conduct the review.

The review recommends processing oxide and transition mineralization through either run-of-mine heap leaching, crushed ore heap leaching and/or milling. The review highlights that multiple process alternatives exist for transitional and primary sulfide mineralization, including whole ore alkaline pressure oxidation and N2TEC flotation combined with alkaline pressure oxidation, roasting or acid pressure oxidation

Fronteer completed six core holes of metallurgical drilling in 2008. Twenty metallurgical composites have been identified, including 13 representing mildly refractory and primary sulfide mineralization. These 13 composites have been sent for metallurgical characterization and alkaline pressure oxidation testing. Testing will be conducted at Dawson Metallurgical Laboratories in Salt Lake City, Utah. Results are expected to be available in September 2009.

The Company has determined that to optimize understanding of the processing requirements for Northumberland ore it may need to construct a decline to access the mineral resources for bulk sampling. The Company is currently developing a budget and timeline for this step of the program.

In 2007, Northumberland was governed by the terms of a joint venture agreement between the Company and Newmont. Effective February 2008, the Company and Newmont entered into a new arrangement so that Newmont gained the right to acquire up to a 60% interest in the Sandman property (see further details below on the Sandman Property). The Company regained 100% control of Northumberland, while gaining access to Newmont’s proprietary N2TEC flotation technology for any future processing of Northumberland ore.

All known mineral deposits at Northumberland are located on fee lands (100% privately owned). The property is comprised of approximately 38,000 acres of land, of which there are approximately 3,900 acres of patented mining claims, patented millsite claims, and fee lands, all of which are owned or controlled by the Company.

The holding costs for the properties at Northumberland are approximately US$261,250 per year. In addition, a portion of the claims at Northumberland outside the known mineral resource are leased and subject to annual advance royalties of US$20,000 creditable against a 4& Net Smelter Royalty (“NSR”). Less than 1% of the claims on which the Northumberland Property mineral resources are currently located are subject to an NSR of 1% payable to a third-party lessor.

Long Canyon Property

Long Canyon is an emerging gold deposit in the Eastern Great Basin

Since September 2008, the Long Canyon Property has been a participating 51%/49% joint venture operated by Fronteer USA Inc. (“Fronteer US”, formerly NewWest Gold USA Inc.), with AuEx contributing its 49% share of the project costs.

The US$14,100,000 2009 exploration and development program which commenced in April expects to include 17,858 metres of core drilling, 28,962 metres of RC drilling, ongoing geological mapping, and further rock/soil/road cut sampling. The program also includes significant engineering, metallurgical, land, and legal programs.

Total cash expenditures for the quarter at Long Canyon totalled approximately $1,370,771.

On March 13, 2009, the Company completed the first NI 43-101 compliant resource estimate for the Long Canyon Property. Details of the resource are as follows3:

Indicated				Inferred
Cutoff (g Au/t)	Tonnes	g Au/t	oz Au	Cutoff (g Au/t)	Tonnes	g Au/t	oz Au
0.10	6,508,000	1.79	374,000	0.10	14,222,000	1.08	492,000
0.20	5,565,000	2.07	369,000	0.20	10,886,000	1.36	476,000
0.30	4,808,000	2.35	363,000	0.30	8,780,000	1.63	459,000
0.50	3,691,000	2.94	349,000	0.50	6,236,000	2.13	428,000
1.00	2,496,000	4.01	322,000	1.00	3,634,000	3.16	369,000
1.50	1,975,000	4.75	302,000	1.50	2,700,000	3.83	332,000
3.00	1,272,000	6.19	253,000	3.00	1,312,000	5.56	234,000
5.00	743,000	7.84	187,000	5.00	656,000	7.30	154,000
10.00	107,000	12.96	45,000	10.00	53,000	11.50	20,000

The block-diluted resources are shown at additional cutoffs in order to provide grade-distribution information.

On April 27, 2009, the Company announced that bottle-roll leach testing of coarse Long Canyon samples returned gold recoveries averaging more than 90%, suggesting mineralization is amenable to low-cost, heap leach processing. To further characterize the deposit, metallurgical tests are planned from composites generated from 17 large-diameter core holes to be drilled by June 2009. These results are expected in Q1 2010.

The Company has acquired all of the state and federal regulatory approvals and permits required for the 2009 exploration program. The Plan of Operations, which the BLM approved last September, authorizes road building and drilling on the federal mining claims. A small amendment to the existing Plan of Operations is being sought to allow drilling on a nearby 3.4 acre parcel of land.

The Company is also commencing work for a new Plan of Operations that will expand the area allowed for drilling in 2010 and beyond. The environmental assessment process including baseline studies has been initiated for this expanded Plan of Operations. The Company recently submitted an application to the Nevada Division of Environmental Protection (NDEP) to expand the drilling activities on the Company’s private mineral lands. Once this permit is approved, the Company will be able to conduct close-spaced drilling to support additional resource definition and to extend the road network and drilling effort to the northeast to test for additional mineralization along the strike of the identified mineralized zones. The Company anticipates that NDEP will approve this permit in the very near future.

[3] The mineral resources estimated was completed by MDA Associates Inc. (“MDA”) and were modeled and estimated by evaluating the drill data statistically, utilizing three-dimensional lithologic solids provided by Fronteer to interpret mineral domains on cross sections spaced at 50-metre intervals throughout the extent of the Long Canyon mineralization, rectifying the mineral domain interpretations on cross sections spaced at 10-metre intervals, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating gold grades by inverse-distance methods into a block model with 5 metre x 10 metre x 3 metre (vertical) blocks that were coded to the mineral domains by the 10-metre mineral domain polygons. All modeling of the diluted resources was performed using Gemcom Surpac® software. Quality-control data generated during the various drill programs conducted at Long Canyon were independently reviewed by MDA as part of the resource study. The person responsible for the resource estimate on behalf of MDA is Michael Gustin, P. Geo, and a Qualified Person as defined by National Instrument 43-101. Further details of the estimation procedure are available in a NI43-101 technical report which was filed by the Company on SEDAR at (http://www.sedar.com/), on April 27, 2009

The Company is in the process of satisfying a permit condition in the Plan of Operations to drill a supplemental water production well for the cities of Wendover, Utah and West Wendover, Nevada to address the cities’ concerns about potential impacts from exploration drilling to the nearby Johnson Springs, one of the cities’ water sources. The Company has worked closely with the cities to identify three targets in the Northern Goshute Valley, roughly 10 miles southeast of Long Canyon, for the supplemental well. The water chemistry data for Test Hole No. 1 revealed this well has excellent water quality which will be a strong point supporting development of the supplemental well at this location. Once the supplemental well is completed, drilling activities can proceed beneath the elevation of the spring which will allow the Company to test mineral targets at depth and obtain information about the groundwater characteristics of the deposit.

In addition to working together on the supplemental well, the Company and the cities have entered into a conceptual Memorandum of Understanding (MOU) to work together to establish a mutually beneficial public sector-private sector working relationship to characterize and develop ground water resources to support future municipal growth and mineral development. Recognizing the importance of these key stakeholders, the Company is looking forward to finalizing the MOU and initiating the hydrologic activities described in the MOU.

The Company has successfully negotiated and finalized a water use agreement with a nearby landowner to support the exploration activities for the next five years. This agreement also allows the Company to lease land for the purpose of establishing a field headquarters to support the Long Canyon Project. An application is being made to amend the use of water from this leased site for purposes of mining. The Company is currently looking at ways to refurbish the existing well and is mobilizing trailers and equipment on to the property.

Subsequent to quarter end, the Company negotiated the purchase of a total of 11,800 acres of surface rights and 1,657 acre feet per year of high quality water rights, east of the project site, near the city of West Wendover, for US$4,262,000. The purchase is subject to a 60-day due diligence and closing period. The Company will be approaching its joint venture partner to share in the cost of the purchase, should it be concluded.

In 2006, the Company entered into a joint venture agreement for the Long Canyon Property with AuEx whereby the two parties combined their land positions in the Long Canyon area for respective initial interests of 51% and 49%. During Phase I of the project, Fronteer US was obligated, in order to retain its 51% interest in the project, to spend US$5,000,000 exploring the property by 2011. After completion of Phase I in September 2008, Fronteer US then declined to exercise its right to earn an additional 14% in the project, as the burden of solely funding the project through feasibility was considered unreasonable.

The holding costs for Long Canyon include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, totaling US$60,006 per year. Approximately 340 of the 438 claims at Long Canyon claims are subject to a 3% NSR. The fee lands held at Long Canyon have minimal holding costs.

Sandman Property

The Sandman Property is located approximately 13 miles west of the town of Winnemucca, Nevada.

Newmont as operator, is funding a US$5,000,000 work program in 2009. Drilling commenced in mid-January 2009 and Newmont has completed 57 holes for approximately 5,733 metres to the end of March 2009. Recent drill results from the 2009 work-program provided by Newmont have been encouraging, establishing good grades and continuity.

For the quarter ended March 31, 2009 Newmont spent approximately US$1,995,500 at Sandman.

In June 2008 the Company and Newmont signed a two phase option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum

US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. As part of phase two, Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development.

Provided that Newmont completes its phase two earn-in requirements, Newmont is entitled to recover US$3,750,000 from 90% of the Company's share of production, less production costs, until that amount is recovered in full. The Company can also elect to have Newmont arrange financing for its 40% share of ongoing development costs. Newmont must obtain repayment of the amount advanced, plus interest, solely from up to 80% of the Company's share of production, less production costs. The Company retains a 2% NSR royalty on production of the first 310,000 ounces at Sandman.

Pursuant to the Sandman Agreement, future exploration, development, and feasibility studies will be managed by Newmont as operator, allowing Fronteer to focus its efforts on advancing its other key projects.

The Sandman Property consists of 624 unpatented lode mining claims owned by the Company and approximately 6,720 acres of fee lands, which were subleased from Newmont beginning in September 1997, for a total of approximately 19,200 acres. The property currently hosts four closely spaced oxide gold deposits that are near surface and potentially amenable to open pit mining, and open for expansion.

The annual payments required to the BLM and county for Sandman and nearby smaller property called the 10-mile Property total approximately US$96,399. Under a lease for the Ten Mile Property, the Company is required to make annual lease payments of US$24,000 reducing to US$20,000 in 2009 through 2014. Newmont as operator is now responsible for making all required payments on the property. Sandman is also subject to NSR’s on several of its mineral claims ranging from 1% to 6%.

Eastern Great Basin Properties

The EGB Properties consist of an extensive area of mineral rights covering a broad underexplored region in northeastern Nevada and southwestern Utah and include multiple gold exploration projects.

The EGB Properties include Tug and KB gold projects, along with less advanced Gollaher Mountain and Loomis Mountain properties.

The EGB Properties comprise:

  over 400,000 acres of fee lands on which the Company owns between 25% and 100% of the mineral interest;

  approximately 3,500 acres in unpatented mining claims;

  1,900 acres of Utah state mineral leases; and

  approximately 3,800 acres of leased fee lands on which a third party lessor owns a 61.76% interest in the mineral estate.

The Company has planned an approximate US$1,450,000 generative exploration budget on its EGB land package and surrounding area in 2009. Costs incurred on the Company's EGB Properties for the three months ended March 31, 2009 totalled $90,564.

Subsequent to quarter end, the Company granted an option for a period of three years to Enexco International Inc. ("EIC") to acquire up to a 51% interest in certain of the Company's Loomis Mountain claims. To earn a 51% interest, EIC must incur a minimum of 11,000 metres of drilling and spend an additional US$300,000 on exploring the claims. If after formation of a joint venture, either parties interest dilutes to below 10%, their interest will be converted to a 2% NSR.

The holding costs for the EGB Projects to the BLM and various counties total approximately US$30,348. The land holdings are subject to various lease agreements with an annual cost of approximately US$23,433.

Zaca Property

The Zaca Property contains a large mineral system, a well defined gold-silver mineral resource and potential for additional discoveries. The Zaca Property includes the Zaca deposit and several exploration targets.

The Zaca Property is located in Alpine County, California, approximately 15 miles west from the Nevada border. The Zaca Property consists of 182 unpatented lode mining claims covering approximately 3,000 acres and four patented mining claims covering 153 acres. The Company holds the Zaca Property as the assignee of a lease agreement.

Minimal activity at Zaca is planned for 2009, as the Company focuses its efforts on the Long Canyon Property. The budget for Zaca for 2009 is approximately US$30,000. The Company believes the Zaca Property has significant exploration upside and does plan to initiate further studies of the known mineral resource and regional exploration at the Zaca Property commencing in 2010.

The Company has not recorded a liability in the Company’s financial statements for a “non-time critical removal (remediation) action” conducted by the USFS. For further details please refer to the Company's AIF filed for the year ended December 31, 2008.

There is a 5% NSR payable to arm’s length parties on certain of the Zaca claims. The annual holding costs payable to the BLM and applicable counties for the Zaca Property is approximately US$22,853.

Carlin-Cortez Trends Properties

The Carlin-Cortez Trends Properties encompass a large land position of roughly 138,000 acres located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The Company’s major project areas within the Carlin-Cortez Trends are Rock Creek and several projects in the northern Carlin Trend.

The land position at the Carlin-Cortez Trends Properties consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights. The land position also includes 99 unpatented mining claims. The property is a patchwork of the Company’s private lands interspersed with blocks of federal land and private lands held by other parties.

The budget for the Carlin Cortez Trends Properties for 2009 is approximately US$154,715, primarily consisting of holding costs. This land package has numerous exploration targets that the Company plans to investigate in further detail commencing in 2010. The Company is also open to joint venture possibilities certain designated areas within the land holding. During the three months ended March 31, 2009, the Company incurred costs of $14,945 on these properties.

The holding costs for the Carlin-Cortez Trends Properties include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims totalling approximately US$30,505. The Company also is required to make annual lease payments to arm’s length lessors totalling approximately US$55,000.

Of the 99 unpatented claims comprising a portion of the Carlin-Cortez Trends Properties, 82 are subject to a 0.5% NSR, and 42 are subject to an additional sliding-scale NSR ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

TURKEY

Halilaga, Agi Dagi, Kirazli and other Turkish property interests

Fronteer and TCAM established the foundation for an emerging mineral district in northwestern Turkey comprising the Kirazli and Agi Dagi gold projects and the Halilaga copper-gold porphyry.

In 2007, TCAM notified the Company that it had completed its earn-back expenditures on the new mineral district. TCAM and Fronteer currently operate each of the three projects on a 60% / 40% basis through three separate Turkish companies. A fourth company, also owned 40% by Fronteer with the remainder held by TCAM, holds other residual mineral properties in the Biga area. These investments are accounted for by the Company using the equity method.

TCAM is actively looking at opportunities to sell its 60% interest in the Agi Dagi and Kirazli projects. The Company has determined that it may also sell its 40% interest in the projects if deal terms warrant a sale. As a result, care and maintenance budgets have been proposed by TCAM for 2009. The Company maintains a right of first refusal on each property.

The Company is obligated to pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi and Kirazli gold resource areas, up to a maximum of 600,000 ounces and 250,000 ounces, respectively. Agi Dagi is also subject to a 2% NSR owing to an arm’s length party.

Halilaga Property

The Halilaga Property is a large mineralized system containing porphyry-and high-sulphidation style gold and copper-gold mineralization.

TCAM may elect to earn an additional 10% interest in Halilaga (for a total of 70%) by completing a final feasibility study by 2013 and arranging project debt financing for Fronteer's prorata share of 60% of anticipated capital costs and must offer to loan to Fronteer at commercial rates, any equity component required in excess of debt financing. TCAM has been granted an extension to December 31, 2009 on its election whether to earn an additional 10% interest, in exchange for TCAM solely funding a 5,000-metre drill program in 2009. In 2008, TCAM was unable to drill the main Kestane zone at Halilaga because of permitting delays and was therefore unable to meet its expenditure commitment for 2008.

The Company is awaiting TCAM’s final plans for activity at Halilaga in 2009. Draft budgets call for a $2,000,000 exploration program, solely funded by TCAM. Turkish government officials have visited the project site and collected samples to confirm the project results to date. This is a positive step to indicate that the necessary operations licenses for Halilaga will be issued in the near term. The receipt of these licenses, will allow TCAM to commence drilling the Kestane zone, once subsequent forestry permits are received.

The property consists of 7,230 hectares of mineral tenure in 15 tenements.

Agi Dagi Property

The Agi Dagi Property is a large high sulphidation epithermal gold system, characterized by excellent near-surface gold grades.

The Agi Dagi Property is located about 50 kilometres southeast of Çanakkale near the town of Çan on the Biga Peninsula of Northwestern Turkey. It is situated on a five-kilometre-long, NE trending topographic high and is accessible by a forestry road from the village of Sogultalan.

TCAM presented a care and maintenance budget for Agi Dagi of $258,000 for 2009, reflective of the fact that the property is for sale. During the quarter ended March 31, 2009, costs totalling US$92,382 were incurred by the joint venture.

The Agi Dagi Property currently consists of 13,365 hectares of mineral tenure under 16 licenses. Two specific licenses, AR-81309 and AR-84287, reached their five-year anniversaries and applications have been submitted to the Bureau of Mines to convert them to operational licenses.

Kirazli Property

The Kirazli Property consists of a resource area characterized by excellent near-surface gold and silver grades and significant high-grade expansion potential.

The Kirazli Property is located in Çanakkale Province on the Biga Peninsula of Northwestern Turkey. The property covers a prominent northwest trending ridge with 500 metres of relief and is accessible by a three kilometres dirt road from the village of Kirazli which is in turn is located 40 kilometres south of the regional capital of Çanakkale.

TCAM presented a care and maintenance budget for Kirazli of $164,000 for 2009, reflective of the fact that the property is for sale. During the quarter ended March 31, 2009, costs totalling US$46,896 were incurred by the joint venture.

The Kirazli Gold Property currently consists of 3,030.79 hectares of mineral tenure under three licenses covering a prominent northwest trending ridge with 500 metres of relief. Two specific licenses, AR-84716 and AR-80722, reached their five year anniversaries as exploration licenses on Nov 26, 2007 and Mar 14, 2007 respectively and applications were submitted to the Bureau of Mines in 2007 by TCAM to convert them to operational licenses. Based on recent communications between TCAM and the Bureau of Mines, the approval of these licenses is expected to come in the second quarter of 2009.

Other Turkish Properties

Subsequent to March 31, 2009, the Company signed an option agreement with Newmont Altin Madencilik Limited Sirketi (“Newmont AM”), a subsidiary of Newmont Mining Corporation (NYSE:NEM), granting Newmont AM the option to earn an interest in Yuntdag, an early stage gold property located in western Turkey and currently owned 100% Fronteer.

Newmont AM may earn up to a 75% interest in Yuntdag by investing US$6.5 million over a six-year period. Under the terms of the two-phase agreement, Newmont AM may earn an initial 51% interest in Yuntdag within 36 months by spending US$1.5 million on exploration. Newmont AM may then earn an additional 24% interest by spending a further US$5.0 million on exploration before the sixth anniversary of the agreement. Yuntdag was acquired by Fronteer through the government application process at minimal cost.

The Company also owns 100% of the Ispir property. During the quarter ended March 31, 2009, the Company incurred $1,945 at Ispir.

The Company has interests in other smaller grass roots projects in Turkey with minimal exploration expenditures. The Company sold the Aydin project for approximately $60,000 in May 2009 to ESAN EczacSbaTS Endüstriyel Hammaddeler Sanayi ve Ticaret A.V, a Turkish industrial minerals mining company.

AURORA

Central Mineral Belt Properties

The Company completed its acquisition of 100% of Aurora in April 2009. Aurora owns significant uranium assets in the Central Mineral Belt (“CMB”) of Labrador (“CMB Uranium Property”). The CMB Uranium Property is located east of Kaipokok Bay on the north-east coast of Labrador. The project boundary lies approximately four kilometres east of the community of Postville and 180 kilometres northeast of Happy Valley-Goose Bay.

For the remainder of 2009, Aurora will focus on ongoing community relations work, a continuation of environmental baseline studies, and ongoing tailings design. In addition, the Company has commissioned the completion of a scoping study which is expected to be completed by the third quarter of 2009.

Work conducted during the first quarter of 2009, consisted of metallurgical testing to assess the amenability of samples to a heap leaching process was completed at SGS Mineral laboratories in Lakefield. The results from this test work program have been received, and will be used to evaluate the economic impact of adding a heap leaching facility to the metallurgical complex at the CMB Uranium Property.

In addition, basic environmental testing on the Michelin deposit tailings and Michelin/Jacques Lake tailings was completed. This package of work was started in late 2008. Aurora also concluded its screening level geochemical characterization of waste rock and low grade ore. The program was managed by Golder Associates Limited and the analytical work was undertaken by SGS Mineral Laboratories in Lakefield and SRC in Saskatoon. The test program included: Acid Base Accounting, net acid generation testing, whole rock and trace metal analysis, short term leach testing.

Ongoing engineering work includes, investigation into process refinements and basic mill design and high level project optimization.

Exploration activities in the first quarter of 2009 have been limited to three activities: processing of 2008 field data, writing of assessment reports, and project generation. An airborne survey is currently being tendered to cover all the outside licenses of the CMB Uranium Property that currently have performance bonds posted. Upon completion of the survey, Aurora plans to re-configure its current license boundaries and file for a return of the posted performance bonds. The cost of this program and any ground follow-up should net out to approximately $230,000, once the performance bonds are recovered.

The Nunatsiavut government has not issued any further guidance on its current moratorium on uranium mining. Community outreach has continued to be a priority throughout the first quarter of 2009. The Michelin Project Community Panel held its second meeting in February 2009. Panel members met with Aurora environmental staff and consultants to provide input on tailings options put forth by Aurora for the Michelin Project. A second set of meetings on tailings management options is currently underway. Planning continued on the development of a program to help build and maintain education, training and employment opportunities for residents of coastal Labrador.

To date Aurora has held community information sessions on mining and milling and open houses on employment and training in all communities in Nunatsiavut, Happy Valley-Goose Bay, North West River, and St. John’s. The next series of community consultations will be held in May and will focus on the tailings options Aurora has identified for the Michelin Project. Additionally, members of Aurora's Senior Management, travelled to North Coast communities in March to meet residents and discuss topics related to mining and the Michelin Project. In tandem with these community consultation activities, Aurora has been meeting with representatives of the Nunatsiavut Government and Inuit Community Governments to brief them on our activities and advise them of our plans for community outreach. Aurora’s communications strategy also saw the Corporation’s representatives meeting with community leaders and with members of the Combined Councils of Labrador during the first quarter of 2009.

The total forecasted expenditure by Aurora for the remainder of the year is approximately $4,500,000 net of bond recovery and including general and administrative expenses.

Health Safety and Environment

The Company places a great emphasis on providing a safe and secure working environment for all of its employees and protecting the environment. During the quarter, there were no lost time accidents or significant environmental incidents at any of the Company’s operations.

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following information is derived from the Company’s quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	Mar 2009	Dec 2008	Sept 2008	June 2008
Loss before discontinued operations	$(5,451,597)	$(19,039,274)	$(5,086,188)	$(1,360,015)
Basic loss per share before discontinued operations	$(0.06)	$(0.23)	$(0.06)	$(0.02)
Diluted loss per share before discontinued operations	$(0.06)	$(0.23)	$(0.06)	$(0.02)
Net loss for the period	$(5,451,597)	$(19,039,274)	$(5,086,188)	$(1,360,015)
Basic loss per share for the period	$(0.06)	$(0.23)	$(0.06)	$(0.02)
Diluted loss per share for the period	$(0.06)	$(0.23)	$(0.06)	$(0.02)

	Mar 2008	Dec 2007	Sept 2007	June 2007
Income (loss) before discontinued operations	$(6,223,412)	$34,873,816	$(3,868,201)	$(9,488,197)
Basic earnings (loss) per share before discontinued operations	$(0.07)	$0.51	$(0.06)	$(0.14)
Diluted earnings (loss) per share before discontinued operations	$(0.07)	$0.50	$(0.06)	$(0.14)
Net earnings (loss) for the period	$(6,223,412)	$34,873,816	$(3,868,201)	$(9,488,197)
Basic earnings (loss) per share for the period	$(0.07)	$0.51	$(0.06)	$(0.14)
Diluted earnings (loss) per share for the period	$(0.07)	$0.50	$(0.06)	$(0.14)

For the three months ended March 31, 2009, the Company recorded stock-based compensation expense (non-cash expense) of $2,429,643. The Company also recognized a foreign exchange loss of $1,251,957, which arose mainly on the revaluation of its future income tax liability and picked up its portion of the equity loss in Aurora up to March 2, 2009 of $903,645. The Company also recorded a future income tax recovery of $1,848,456.

For the three months ended December 31, 2008, the Company wrote-off exploration expenditures totaling $8,738,473, primarily relating to its Wernecke Properties in the Yukon, Canada and recorded a stock-- 14 -

based compensation expense (non-cash expense) of $601,496. The Company also recognized a foreign exchange loss on the strengthening of the US dollar during the quarter of $9,267,785, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $2,656,001.

For the three months ended September 30, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $705,153. The Company also recognized a foreign exchange loss of $1,545,538, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $530,546 and wrote-off exploration expenditures totaling $1,556,087, primarily relating to its Antelope Creek property.

For the three months ended June 30, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $618,193. The Company also recognized a foreign exchange gain of $719,008, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $627,658.

For the three months ended March 31, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $4,063,294. The Company also recognized a foreign exchange loss of $1,621,422, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a gain on sale of its investment in LAT of $1,768,235.

For the three months ended December 31, 2007, the Company recorded a dilution gain of $42,248,674 on the reduction of its ownership in Aurora from 46.77% to 42.31% as a result of a bought deal financing by Aurora which raised gross proceeds of $111,672,600. The Company also realized its share of Aurora’s net loss for the period of $520,427.

For the three months ended September 30, 2007, the Company recorded stock-based compensation of $1,137,562. The Company also recognized its share of Aurora’s operating loss amounting to $644,478 offset by a dilution gain of $16,017. Also the Company recognized a loss in the change in fair value of its financial instruments of $989,634 due to the depreciation of the market price of LAT.

For the three months ended June 30, 2007, the Company recorded stock-based compensation expense of $6,749,642, which reflected the shareholder approval of the Company’s new stock option plan and approval of prior period stock option grants. The Company also recognized its share of Aurora’s operating loss amounting to $1,293,576 offset by a dilution gain of $275,521. Also the Company wrote-off all deferred exploration costs related to its Mexican properties, which amounted to $1,788,851.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

The Company had the following contractual obligations as at March 31, 2009:

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$4,810,770	$948,917	$1,738,553	$937,780	$1,185,520
Property leases(1)	$2,514,869	$243,769	$519,447	$460,648	$1,291,004
Other Long Term Obligations(2)	$1,433,541	$353,459	-	-	$1,080,082

(1)	the majority of these payments are optional. Should the Company wish to give up the claim or lease, the payment is not required.

(2)	other long term obligations relate to the long term asset retirement obligation outlined on the Company’s balance sheet.

The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment. The Company also has obligations on its mineral property interests that should the Company wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should the Company choose to no longer invest funds exploring the property.

At March 31, 2009, the Company had cash, cash equivalents and short-term deposits on its balance sheet of $167,526,844 and working capital of $167,911,517 as compared to cash of $81,035,276 and working capital of $78,420,274 at December 31, 2008. The change in cash, cash equivalents and short-term deposits and working capital of $86,491,568 and $89,491,243, respectively, is primarily due to the Company's acquisition of and consolidation of Aurora and its financial results for the quarter ended March 31, 2009, offset by cash exploration expenditures of $2,303,855 and cash used in operations of $5,763,818. At May 12, 2009, the Company has cash and short term deposits of approximately $165,000,000 on its balance sheet. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2009 and beyond and should provide the Company sufficient resources to actively pursue acquisitions for its exploration and development property portfolio without the need to raise capital in the near to mid term. Therefore, the Company does not believe that at this time the current global economic conditions have any significant effect on the Company’s ability to finance its own projects, and in some cases it may be a positive development for the Company as the Company’s cash holdings may allow it to respond quickly to opportunities that may be presented. The Company continues to look at other properties for acquisition and believes that valuations have now receded to a point where project economics and the cost of entry are becoming more attractive. There may be viable projects available for acquisition because of financial hardships the underlying property owners may have.

On a longer term outlook, should the global economic conditions persist, it may limit the Company’s ability to develop and/or further explore its properties.

ENVIRONMENTAL MATTERS

The Company is subject to federal, provincial, territorial and state, and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with provincial, state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs, as determined by an independent consultant, in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

At March 31, 2009, the Company has recorded a liability totaling $1,433,541, primarily for its reclamation obligation with respect to the Northumberland deposit, which as seen past production. Reclamation of disturbance from prior mining activity, primarily related to re-claiming historic leach pads at Northumberland, is anticipated to be carried out in 2009. The Company has posted reclamation bonds of $3,175,125, primarily relating to Northumberland, in satisfaction of this estimated obligation. The Company does not believe it has any other significant reclamation liability, due to the early stage nature of its remaining exploration projects.

The significant remaining environmental risks associated with the Company’s exploration projects relate to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. The Company has also developed emergency plans in the event a significant spill does occur. Many of the Company’s projects and Aurora’s CMB Uranium Property are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be spelled out when applying for exploration permits.

The Bureau of Mining Regulation and Reclamation (“BMRR”), in cooperation with other state, federal and local agencies, regulate mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (“NAC”) 445A.350-NAC 445A.447 and NAC 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (“NRS”) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s activities which have resulted in the Company recognizing its reclamation obligation.

The Regulation Branch of the BMRR has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the qualities of Nevada’s water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

The Closure Branch of the BMRR also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The closure branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

The Reclamation Branch of the BMRR regulates exploration and mining operations in Nevada on both private and public lands. The branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

In Labrador, any exploration work carried out by mining companies on the Labrador Inuit Settlement Area land is governed by the Government of Newfoundland and Labrador, Mines & Energy, and is subject to the RSNL1990 CHAPTER M-12 MINERAL ACT [Paragraph 4(1)(a), subsections 4(2), (3) & (4) and section 44 to be proclaimed - (See subsection 4(5) and 44(2))]; Amended: 1991 c36 s74; 1992 cF-7.1 s20; 1992 c41; 1994 c14; 1995 c11; 1995 c12; 1997 c13 s44; 1998 c14; 1999 cM-15.1 s25; 2000 c10; 2002 cW-4.01 s101; 2004 c17; 2004 cL-3.1 s48; 2006 c40 s21; 2008 c53. Specific regulations on how mining companies should carry out their work while minimizing their environmental impact can be found in Environmental Guidelines for Construction and Mineral Exploration Companies.

Any exploration work on Labrador Inuit Land in Labrador is governed by the Nunatsiavut Government and is subject to the joint legislation filed on March 27, 2007 titled “NEWFOUNDLAND AND LABRADOR, REGULATION 39/07 - Mineral Exploration Standards Regulations under the Labrador Inuit Land Claims Agreement Act (O.C. 2007-153).

The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company's assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation. To reduce the uncertainty of the amount of the liability, the Company contracted SRK Consulting to review and analyze the disturbance at each property in Nevada and estimate the cost of reclamation for each site using current dollars. This was then inflation adjusted and discounted to December 31, 2008, to arrive at the liability amount. The amount has not been updated at March 31, 2009. The liability will again be assessed at December 31, 2009 and will factor in the 2009 exploration and reclamation activities in 2009.

CAPITAL RESOURCES

The Company at March 31, 2009, has 13,163,200 stock options (including former Aurora options) outstanding which could potentially bring an additional $87,108,689 to the Company’s treasury upon exercise. At March 31, 2009, a total of 3,392,900 outstanding options with a weighted average exercise price of $2.22 were actually in the money. The Company has no outstanding debt facility upon which to draw.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has approximately US$3,072,038 in standby Letters of Credit with a US bank for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

The Company has no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

For the period ended March 31, 2009, the Company invoiced Aurora $52,465 (2008 - $485,275) for its share of office costs, employee wages and benefits arising prior to the acquisition of control of Aurora. At March 31, 2009, all intercompany balances have been eliminated.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company, other than the Aurora transaction as discussed above.

As discussed above, TCAM is actively looking for a buyer for its interest in the Agi Dagi and Kirazli properties. Depending upon the price offered the Company may consider selling its interest in the properties as well.

DISCLOSURE CONTROLS AND PROCEDURES

During the quarter ended March 31, 2009, the Company’s Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company’s existing disclosure controls. Based upon the evaluation performed, management is confident that the material information related to the Company and its subsidiaries, is known to management and that the Company’s disclosure controls and procedures will be effective on an ongoing basis.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company acquired control of Aurora on March 2, 2009. The Company has not yet performed an assessment of the internal controls on Aurora but plans to do so by December 31, 2009.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

OTHER SUBSEQUENT EVENTS

In addition to the subsequent events discussed above, the Company had the following:

Subsequent to quarter-end, the Company granted to an independent third party, an option to acquire an undivided 100% interest in its Dos Cabezas property. The option shall be exercised by the optionee over a period of three years by making cash payments to the Company totaling US$400,000. The Company retains a 2% NSR on the commercial production which can be reduced to 1% for a cash payment of US$500,000. Dos Cabezas was a small property located in Arizona, acquired in the NewWest acquisition.

Subsequent to quarter-end, 50,000 stock options were exercised for total proceeds of $50,000 to the Company. Also 23,375 stock options were cancelled under the Aurora stock option plan.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include, but are not limited to, risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy, changes in foreign exchange rates and changes in mineral prices.

Management has assessed the carrying value of its assets in light of the current global economic situation, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment. The price of gold remains strong and the Company believes that the price of uranium, a very illiquid market, should improve with time as global demand for energy continues. Management assesses the exploration results of its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

The Company believes it has made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation are estimated and have been accrued as a liability in the financial statements.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

The Company is not currently, and has not at any time during its most recently completed financial year, been a party to, nor has any of its property been the subject of, any material legal proceedings or regulatory actions. Except as described below, the Company is not aware of any such proceedings or actions threatened or known to be contemplated.

LEGAL MATTERS

See the Company's AIF and MD&A for the year ended December 31, 2008, available on SEDAR at www.sedar.com, for a detailed discussion of Legal matters affecting the Company. There has been no change to the status of these matters to the date of this report.

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash and equivalents and reclamation bonds with Canadian Chartered Banks. The Company does not have financial assets that are invested in asset based commercial paper.

Liquidity Risk

The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources should be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s cash and equivalents are invested in business accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact the Company’s net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below:

	As at March 31, 2009
	10%	10%
	increase in USD	decrease in USD
(Increase) decrease in net loss and	$288,777	$(262,525)
comprehensive loss

The exposure in Turkey on fluctuations of the Turkish Lira is considered minimal given lower levels of activity.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at fixed and floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at March 31, 2009, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $509,526. There would be no significant effect on other comprehensive income.

Commodity Price Risk

The value of the Company’s mineral resource properties and equity investments are related to the price of gold, silver, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities approximate their estimated fair value.

The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

The Company’s financial liabilities are not exposed to interest rate risk.

The Company is also subject to market risk on its long term investments. These investments are marked to market periodically when warranted. The change in value of these investments, which if classified as held for trading, have gains or losses charged to net income in the period.

CHANGES IN ACCOUNTING POLICIES

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062,

Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section has been adopted by the Company as it became effective in the first quarter of 2009. This new standard does not have a material impact on the Company’s consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Future Accounting Changes

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. The Company commenced its IFRS conversion project in late 2007. The project consists of four phases: raise awareness; assessment; design; and implementation. With the assistance of an external expert advisor, the Company has completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to the Company. The Company plans to initiate the design phase in 2009 which will involve establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. The Company will also establish a communications plan, begin to develop staff training programs, and evaluate the impact of the IFRS transition on other business activities.

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, which replaces the existing standard. This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1, 2011. The Company does not expect the adoption of this standard to have a material impact on it consolidated financial standards.

Business Combinations

In January 2009, the CICA issued a new Canadian standard, Handbook Section 1582, Business Combinations. This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011.

In December 2007, the FASB issued SFAS 141(R) - Business Combinations (“SFAS 141(R)”) and SFAS 160 – Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), which are both effective for fiscal years beginning after December 15, 2008.

SFAS 141(R), which will replace SFAS 141 – Business Combinations (“SFAS 141”), is applicable to business combinations consummated after the effective date of December 15, 2008. Under SFAS 141(R), business combinations will be accounted for under the “acquisition method”, compared to the “purchase method” required by SFAS 141. The significant changes that will result from applying the acquisition method of SFAS 141(R) include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under SFAS 141, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under SFAS 141, these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under SFAS 141, only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under SFAS 141, the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Under SFAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. For presentation disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, SFAS 160 will change the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under SFAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of SFAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

RISKS AND UNCERTAINTIES

There have been no significant changes to the risk factors of the Company during the quarter ended March 31, 2009. For a further discussion of the risks inherent in the Company see the “Risks and Uncertainties” section of the MD&A for the year ended December 31, 2008 and the section titled “Risk Factors” contained in the Company’s most recently filed AIF available on Sedar at www.sedar.com.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the quarter end to May 12, 2009:

Number of
common shares
Balance, March 31, 2009	113,726,279
Shares issued on exercise of options	50,000
Shares issued on acquisition of remaining
interest in Aurora	4,806,661
Balance, May 12, 2009	118,582,940

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s annual information form for the year ended December 31, 2008 incorporated by reference into the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.

CAUTIONARY LANGUAGE REGARDING RESOURCES

Readers should refer to the AIF of the Company for the year ended December 31, 2008 and other continuous disclosure documents filed by the Company since January 1, 2009 available at www.sedar.com, for further information on resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

OUTLOOK

Fronteer has remained committed to steadily building value for shareholders through ongoing discovery success and asset growth. The Company believes the year ahead may be transformational. Fronteer recognizes there are opportunities to accelerate its business plan through the acquisition of a producing or near-term-producing asset. An acquisition of this type would generate near-term cash flow, round out our project pipeline and increase market valuation. At the same time, Fronteer must also clearly demonstrate its intent and ability to advance the Company’s current projects toward production. To support this goal, Fronteer will continue to strengthen its operational expertise and development efforts in Nevada, where the Company is advancing three key projects.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and Chief Executive Officer	Chief Financial Officer and Corporate
Secretary

May 12, 2009